CONFIDENTIAL TREATMENT REQUESTED BY NABORS INDUSTRIES LTD.
PURSUANT TO 17 CFR 200.83.
THIS LETTER OMITS CONFIDENTIAL INFORMATION, DENOTED BY ASTERISKS.
THE UNREDACTED VERSION WILL DELIVERED
TO THE DIVISION OF CORPORATION FINANCE.
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, Bermuda HMO8
July 23, 2010
Mr. Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:	Nabors Industries Ltd. Annual Report on Form 10-K for the Year Ended December 31, 2009
Dear Mr. Donahue:
     We confirm receipt by Nabors Industries Ltd., a Bermuda exempted company (the “Company”), of the Commission’s comment letter dated July 15, 2010 (“Comment Letter”) with respect to the above-referenced annual report on Form 10-K for the Year Ended December 31, 2009 filed February 26, 2010 (the “10-K”).
     In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to Staff comment letters, we are submitting two separate response letters to the Comment Letter. The letter submitted electronically by EDGAR responding to the comments of the Staff on the 10-K contains confidential information of the Company in response to comment one from the Staff which has been redacted and is indicated by asterisks. A complete letter responding to the comments of the Staff on the 10-K, containing both confidential and nonconfidential information, is submitted by facsimile to the Staff on a confidential basis.
     The Company respectfully requests that you contact the undersigned if any person makes a request to the Commission or any other government agency, office or body or the United States Congress for disclosure of the information for which confidential treatment is requested. The Company further requests that it be furnished promptly with all written materials pertaining to such request (including the request and any determination with respect thereto) and that it be given sufficient notice of any intended release so that it may pursue any available remedies to oppose such disclosure.
     To assist in the Staff’s review of the Company’s responses, we precede each response with the text (in bold type) of the comment as stated in the Comment Letter. The Company believes that it has replied to the Staff’s comments in full.
1.	We note your response to our prior comment one. Please provide supplementally, with a view toward possible future disclosure, the dollar limit on your liability insurance policy for any property damage, including any damage to your offshore rigs. In this regard, we direct your attention to Rule 12b-4 regarding the submission of supplemental information to the staff.
     In response to the Staff’s comment, the Company informs the Staff that it carries $*** of liability insurance for third-party property damage, bodily injury or pollution. In addition, the Company carries insurance for its rigs at an agreed per-rig value designed to approximate the replacement cost of the rig.

2.	We note your response to our prior comment two. In your risk factors section, please avoid statements that mitigate the risk you present. For example, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and clearly. In addition, clauses that begin or precede “although” or “while” or that include the word mitigate also require revision.
     The Company notes the Staff’s comment and undertakes to comply with the comment in future filings. Specifically, with respect to language proposed by the Company in response two of its response letter to the Staff dated June 22, 2010, which read:
1.	“Although we seek to mitigate these risks through sound operational and safety practices, contractual risk allocation and insurance, accidents may still occur, we may be unable to obtain desired contractual indemnities, and our insurance may prove inadequate in certain cases,” the Company proposes including language to the following effect: “Accidents may occur, we may be unable to obtain desired contractual indemnities, and our insurance may prove inadequate in certain cases;” and

2.	“Although we attempt to require customers to assume responsibility for environmental liabilities, we are not always successful in allocating all of these risks to customers. Moreover, there is no assurance that customers who assume the risks will be financially able to bear them,” the Company proposes including language to the following effect: “We are not always successful in allocating all risks of these environmental liabilities to customers, and it is possible that customers who assume the risks will be financially unable to bear any resulting costs.”
     Further, in lieu of the language proposed by the Company in response one of its response letter to the Staff dated May 24, 2010, which read “In addition, there can be no assurance that insurance will be available to cover any or all of these risks” the Company proposes including language to the following effect: “In addition, insurance may not be available to cover any or all of these risks.”
* * *
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In the event the Staff has additional questions or comments, please contact the undersigned at (281) 775-8166, or you may contact Arnold B. Peinado, III at (212) 530-5546 or Peter C. Bockos at (212) 530-5337 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,
/s/ Laura W. Doerre
Laura W. Doerre
Vice President and General Counsel Nabors Corporate Services, Inc.

cc:	Securities and Exchange Commission: H. Roger Schwall

Nabors Industries Ltd.: Eugene M. Isenberg R. Clark Wood

Milbank, Tweed, Hadley & McCloy LLP: Arnold B. Peinado, III Peter C. Bockos

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